UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Kings Road Entertainment, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

835455 10 6

(CUSIP Number)

Philip Holmes
President
Kings Road Entertainment, Inc.
468 N. Camden Drive
Beverly Hills, California 90210

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 10, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 835455 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ashford Capital, LLC 33-0854817

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ashford Capital, LLC is organized under the laws of California.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Ashford Capital, LLC owns: None.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Not applicable.

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

This schedule relates to the disposition of beneficial ownership of common stock, $0.01 par value per share, of the Issuer whose principal executive office is located at 468 N. Camden Drive, Beverly Hills, California 90210.

Item 2.	Identity and Background
(a)

This schedule is being filed on behalf of Ashford Capital, LLC, a California limited liability company.  Ashford Capital, LLC is a business consulting service provider.  Frank Kavanaugh and Michael Read are managing directors of Ashford Capital, LLC.

(b)	The principal business office address of Ashford Capital, LLC is 1301 Dove Street, Suite 800, Newport Beach, California 92660.
(c)	Mr. Kavanaugh and Mr. Read work as business consultants for Ashford Capital, LLC.
(d)	None of Ashford Capital, LLC, Mr. Kavanaugh nor Mr. Read has, during the past five years, been convicted in any criminal proceeding.
(e)

None of Ashford Capital, LLC, Mr. Kavanaugh nor Mr. Read has, during the past five years, been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Kavanaugh and Mr. Read are United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration

On April 17, 2007, Ashford Capital, LLC acquired 4,700,000 shares of the Issuer’s common stock via an initial purchase from the Issuer for an aggregate of $300,000. On May 10, 2007, Ashford Capital, LLC entered into a Rescission Agreement to return the shares of common stock to the Issuer and the Issuer agreed to return the aggregate consideration to Ashford Capital, LLC.

Item 4.	Purpose of Transaction

On April 17, 2007, Ashford Capital, LLC acquired 4,700,000 shares of the Issuer’s common stock for long-term investment purposes pursuant to the Securities Purchase Agreement dated March 1, 2007, between the Issuer and Ashford Capital, LLC.  On May 4, 2007, Ashford Capital, LLC and the Issuer agreed to rescind the Securities Purchase Agreement and, subsequently, on May 10, 2007, entered into a Rescission and Mutual Release Agreement.  Under the terms of the Rescission and Mutual Release Agreement, Ashford Capital, LLC agreed to return 4,700,000 shares of the Issuer’s common stock to the Issuer, and the Issuer agreed to return to Ashford Capital, LLC $300,000, representing reimbursement for the purchase price of the aforementioned stock.

Item 5.	Interest in Securities of the Issuer
(a)	N/A
(b)	N/A
(c)	N/A
(d)	N/A
(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Ashford Capital, LLC and the Issuer are parties to the Rescission and Mutual Release Agreement.

Item 7.	Material to Be Filed as Exhibits
10.1	Rescission and Mutual Release Agreement between the Company and Ashford Capital, LLC, dated May 10, 2007 (filed herewith).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 23, 2007
Date
/s/ Michael Read
Signature
Michael Read, Managing Director
Name/Title